UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: February 24, 2021	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

BANCOLOMBIA S.A ANNOUNCES MEASURES TO ENSURE EQUITABLE TREATMENT OF ITS STOCKHOLDERS

Medellin, Colombia, February 24, 2021

In light of the COVID-19 pandemic, the Board of Directors adopted the following measures for the General Shareholders’ Meeting scheduled to take place on March 19, 2021.

●	The meeting will be conducted with limited attendee capacity to ensure the safety and health of attendees. Therefore, shareholders must not attend the meeting and shall be entitled to vote through one of the proxies proposed by Bancolombia.

As an exceptional measure for this shareholders meeting, application of our Good Corporate Governance Code clause and the External Circular 024 of 2010, which prohibits proposing representatives, has been waived by the Colombian Superintendence of Finance.

●	The General Shareholders’ Meeting will be broadcasted via streaming from the website www.grupobancolombia.com and can be watched by the shareholders and public in general.
●	Bancolombia will publish the template proxy to enable shareholders to give specific instructions on how to vote for each of the points in the agenda for the meeting. The representatives will strictly follow each of the instructions of the shareholders.
●	The shareholders can submit questions during the meeting through a mechanism that will be available on Bancolombia’s website.
●	The representatives will be present throughout the meeting for quorum purposes and will follow shareholder instructions as to how to vote on each of the proposals in the agenda. None of these representatives are officers or employees of Bancolombia.
●	Section 2 of Bancolombia’s Good Corporate Governance Code, which includes rules relating to the general shareholders meeting, will apply to the shareholders meeting.
●	Beginning on February 26, 2021, the shareholders will be able to access the template proxy and instructions for registration and participation in the meeting by visiting Bancolombia’s website.

In addition, the Board is mindful of the application of other measures for equitable treatment contained in our Good Corporate Governance Code, which apply to the officers and other employees of Bancolombia S.A. and Fiduciaria Bancolombia S.A. (which provides management services with respect to Bancolombia stock):

●	Such officers and other employees cannot act as representatives of shareholders in the meeting or name substitute proxies. This prohibition does not extend to the legal representation of companies.
●	They cannot vote, not even with their own shares, to approve the financial statements or any related accounting documents.
●	They will not promote or suggest that the shareholders grant blank proxies without identifying the name of the respective proxy.
●	They will not admit legal powers assigned by the shareholders without filling out the legal requirements. The proxies must be executed in writing, indicating the name of the proxy, the name of the person who may act as substitute, if applicable, and the date of the meeting. The companies that execute a proxy must attach a recent certificate of incorporation and legal representation in accordance with law.
●	They will not recommend that the shareholders vote for a specific list of nominees to the Board of Directors. This shall not preclude the Board of Directors or the President, in exercise of their respective duties, from presenting proposals during the meeting.
●	They will not coordinate or agree with any shareholder (or their proxies) to vote for or against any proposal at the meeting.

The officers and employees responsible for implementing and verifying compliance with the rules mentioned above are:

BANCOLOMBIA

Vicepresidente Jurídico Secretario General

Director Jurídico Societario y Corporativo

FIDUCIARIA BANCOLOMBIA

Gerente Administración Negocios Fiduciarios

Jefe de Sección Administración Negocios Fiduciarios

Analista Sección Administración Negocios Fiduciarios

These officers and employees must evaluate that the proxies granted by the shareholders observe the requirements of article 184 of the Code of Commerce and the decisions of the Board of Directors. The proxies that fail to comply with the above instructions will not be accepted.

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Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Carlos Raad Baene
Corporate VP	Financial VP	IR Manager
Tel.: (571) 4885675	Tel.: (571) 4885934	Tel.: (571) 4885371